Confidential Treatment Requested

by EMC Corporation

FOIA Confidential Treatment Request

October 19, 2007

VIA ELECTRONIC TRANSMISSION

Mr. Jay Ingram, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	EMC Corporation
Definitive 14A
Filed March 27, 2007
File No. 001-09853

Dear Mr. Ingram:

In connection with your letter dated August 21, 2007, to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our response to comment #6. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention.

Distinguishing “Received” Pay from “Reported” Pay, page 38

1.	Please provide a concise description of the reasons why the compensation reported in the table on page 38 is different from that set forth in the Summary

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Compensation Table. Also, ensure that you do not afford this type of disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that this disclosure is not a substitute for the complete information required by the Commission’s rules. With respect to the disclosure in columns (d) and (e), it is apparent that the amounts reported in these columns are the product of equity awards made in prior years and do not relate to services performed in 2006. Yet with respect to the disclosure in column (d), your disclosure implies that EMC believes the appropriate measure for 2006 compensation is the spread on options exercised for the year. Please avoid the use of disclosure that implicitly gives investors the impression that the amounts reported in columns (d) and (e) relate to compensation for 2006.

Response: The Company advises the Staff that the supplemental compensation table on page 38 of the 2007 Proxy Statement was intended to provide shareholders with more information with which to assess the compensation realized by the named executive officers in 2006. This table is different from the disclosure set forth in the Summary Compensation Table primarily in two respects. First, the supplemental table adds a column reflecting the proceeds from the sale of shares acquired upon the exercise of stock options in 2006 and the value of restricted stock that vested in 2006 based on the closing price on the vesting date. We believe this information is useful to investors in that it reports actual profits realized by the named executive officers in 2006 from EMC stock awards granted in prior years rather than the amounts recognized by the Company for accounting purposes in 2006 for such executive officer’s outstanding equity awards. Second, the “All Other Compensation” column in the supplemental table includes the cost of personal use of EMC-owned aircraft based on the actual taxable income to the named executive officer rather than the aggregate incremental cost to EMC. We believe this information provides a more complete picture of each named executive officer’s 2006 compensation. Nevertheless, we do not expect to include this specific table in the 2008 Proxy Statement. However, if we decide to include a supplemental compensation table in future filings, we will (i) make it clear through the use of appropriate headers and disclaimers that the table is not a substitute for any of the required tables, (ii) not present the table with greater prominence than any of the required tables, (iii) provide a concise description of why the information included in the table is different from the information included in any similar required table and (iv) if applicable, clarify the year to which the reported compensation relates.

Peer Group, page 40

2.	You state that the Compensation Committee does not base its compensation decisions on any particular “benchmark” of EMC compensation against that paid by its peer group or any other companies. If you do not benchmark compensation, please clarify the manner in which you utilize the data relating to the comparator companies. As appropriate, expand the disclosure relating to the fact that the Compensation Committee takes into account equity awards made to individuals at peer companies when establishing the criteria for the type and number of equity awards made to individual named executive officers.

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Response: To clarify, the Compensation Committee does not benchmark compensation to any particular percentile of compensation paid by other companies, but rather considers comparator company information as one factor—competitive market conditions—in making compensation decisions. Other factors the Compensation Committee considers include the Company’s performance and the individual executive’s contribution, experience and potential. After taking all these factors into account, the Compensation Committee exercises its judgment in making compensation determinations. In future filings, we will expand the discussion to explain the above and to disclose the elements of comparator company compensation that the Compensation Committee reviews with respect to its decisions concerning the compensation of each of the named executive officers.

3.	Refer to the disparity between Mr. Tucci’s salary and the compensation awarded to him under the Corporate Incentive Plan and the MBO as compared to that of the other named executive officers. Please revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1. of Commission Release No. 33-8732A. Provide a more detailed discussion of how and why Mr. Tucci’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. This includes expanding the disclosure relating to the fact that you give greater weight to the Corporate Incentive Plan when establishing Mr. Tucci’s and Mr. Teuber’s bonus opportunities.

Response: The Compensation Discussion and Analysis (the “CD&A”) in the 2007 Proxy Statement discussed in several places the material differences among the named executive officers that resulted from different compensation policies or decisions. On pages 40-41, the CD&A provided a general overview of how the different types of performance goals and weights assigned to the goals varied to reflect each named executive officer’s role within EMC. On pages 41-42, the CD&A then noted the specific reasons that the named executive officers were provided with different opportunities under the 2006 Corporate Incentive Plan. Similar disclosure with respect to the 2006 Management by Objectives Plan was provided on page 43. On pages 43-44, the CD&A also separately described the individual compensation plans in which Messrs. Goulden and DeWalt and Ms. Greene participated. To the extent material to an investor’s understanding of our compensation programs, future filings will expand upon differences in compensation policies among named executive officers.

With respect to Mr. Tucci, in 2006, we paid a higher base salary and bonus to Mr. Tucci than to the other executives because of his role as CEO in and having primary oversight for the Company’s overall corporate performance, including the development of the

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Company’s vision and strategic direction, establishing the Company as a market leader with innovative products and services, expanding the Company’s position in the market, and maintaining and building relationships with customers, suppliers, employees, shareholders, investors and other stakeholders. The Compensation Committee also considered Mr. Tucci’s experience as a proven leader and the competitive market conditions for chief executive officers.

In future filings, the CD&A will contain an expanded explanation of why the compensation paid to the chief executive officer or any other named executive officer materially differs from that paid to any other named executive officer.

Cash Bonus Plans, page 40

4.	Please provide additional analysis about how you determine the amount of compensation paid under the various cash incentive plans. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the Compensation Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Please ensure that your disclosure contains appropriate analysis of the specific factors the Committee considered in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response: In future filings, the CD&A will include greater substantive analysis and insight into how the Compensation Committee sets the compensation opportunities under our cash bonus plans upon the attainment of the relevant performance objectives. The CD&A will discuss the material factors considered by the Compensation Committee, including, as applicable, competitive pay practices and internal equity considerations. In addition, to the extent material to an investor’s understanding of our compensation plans, future filings will expand upon the reasons for a named executive officer’s participation in a compensation plan, the amount paid to the named executive officer under the plan and the percentage of the named executive officer’s total targeted compensation opportunity that is represented by the compensation under the plan.

2006 Management by Objectives Plan, page 42

5.

You state that the Management by Objectives Plan is an incentive plan under which many EMC employees, including your named executive officers, are eligible for a quarterly cash bonus contingent upon corporate achievement of quarterly funding goals and individual achievement of quarterly performance goals. To the extent you correlate your incentive programs and base salaries with achievement of certain annual individual objectives and performance factors, please discuss the specific items of individual performance you use to determine

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incentive payments and salaries and how you structure your incentive bonuses around such individual objectives and milestones. Please see Item 402(b)(2)(vii) of Regulation S-K.

Response: In future filings, the CD&A will provide greater detail as to the types and categories of individual performance goals used under the MBO and the decision process the Compensation Committee uses in setting goals under the MBO. We will provide examples of the types of goals assigned to each of the named executive officers and will discuss why these goals were assigned. However, we do not believe that discussion of the specific goals would provide shareholders with material information due to the often very detailed nature of the individual performance goals and the large number of individual performance goals assigned each quarter (as noted on page 43 of the 2007 Proxy Statement, between four and eight individual performance goals are typically assigned to each named executive officer in each quarter). In addition, the disclosure of the specific individual performance goals would result in competitive harm to the Company within the meaning of Rule 406 promulgated under the Securities Act of 1933 (the “Securities Act”) and Rule 24b-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) because individual performance goals have pertained to the targeting of specific products or services for improvement, product release dates, specific customer retention strategies, acquisition plans, the formation of alliances and partnerships, detailed and specific competitive strategies and sensitive personnel matters. Please note that we do not correlate base salaries with the achievement of any annual individual objectives or performance factors.

2006 Business Unit Plans, page 43

6.	Please disclose the specific revenue and bookings plans and profit contribution plans performance targets as well as the funding goals for the MBO. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm and allow you to omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Provide similar disclosure to that contained on page 46, which gives appropriate insight into the factors the Compensation Committee considered in setting performance-related objectives such as assessments of historical incentive practice and the incentive parameters set for the relevant fiscal period.

Response: We carefully considered Instruction Number 4 to Item 402(b) of Regulation S-K and determined that the disclosure of the specific targets under our 2006 Corporate Incentive Plan and our 2007 Corporate Incentive Plan would not result in competitive harm to the Company within the meaning of Rule 406 promulgated under the Securities Act and Rule 24b-2 promulgated under the Exchange Act. These goals are based on company-wide financial goals which we otherwise disclose publicly. These are therefore

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disclosed in our 2007 Proxy Statement. However, for the reasons discussed below, we determined that the disclosure of the targets under our business unit plans and the funding goals for the MBO would result in competitive harm to the Company within the meaning of Securities Act Rule 406 and Exchange Act Rule 24b-2. These specific targets are therefore not disclosed in our 2007 Proxy Statement.

Exemption 4 of the FOIA

Exemption 4 of the FOIA1 exempts from public disclosure information that is (1) commercial or financial, (2) obtained from a person, and (3) privileged or confidential.2 Each of these requirements is discussed in more detail below.

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ … should be given their ordinary meanings.”3 Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”4 The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company is exempt from disclosure.5 In addition, pricing information, cost information and other financial data have been held to constitute protected “commercial or financial information.”6 The targets are commercial and financial because they directly correspond to the Company’s financial and operational success. Therefore, based on the ordinary meanings of the terms, the targets under our business unit plans clearly constitute “commercial” and “financial” information.

Obtained from a Person. A company is a “person” under Exemption 4,7 and therefore because the targets are obtained from the Company, they are obtained from a person.

Confidential Information. Information is “confidential” under Exemption 4 if its disclosure is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained.”8 In order to show “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure.9 The United States Court of Appeals for the District of Columbia Circuit has found that information was competitively sensitive because its disclosure “would provide competitors with valuable

[1]	5 U.S.C. § 552(b)(4).
[2]	National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974).
[3]	Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).
[4]	American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (1978).
[5]	Cortez III Serv. Corp., Inc. v. NASA, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).
[6]	See Landfair v. United States Dep't of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Serv., 491 F. Supp. 557, 559-60 (D.D.C. 1980).
[7]	Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).
[8]	National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).
[9]	National Parks & Conservation Ass'n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

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insights into the operational strengths and weaknesses”10 of the company compelled to disclose such information, and would facilitate “[s]elective pricing, market concentration, expansion plans and possible take-over bids.”11 In addition, the court found that suppliers, contractors, labor unions and creditors could use such information to bargain for higher prices, wages or interest rates, while competitors who were not similarly required to disclose such information would not be similarly exposed.12 The Commission has acknowledged the need for confidential treatment of specific sensitive terms of business agreements for these same reasons.13 The Company details below the competition it faces in each of its businesses whose performance is tied to an incentive plan and explains why substantial competitive injury would result from disclosure of the targets.

The Company and the Competitive Landscape

EMC is the world’s leading developer and provider of information infrastructure technology and solutions. Our systems, software and services support our customers’ critical business processes by helping them build information infrastructures from the most comprehensive systems available to store, manage and protect information.

[*** Confidential treatment requested for the paragraphs below:

Redacted

End of request for confidential treatment***]

Degree of Difficulty of Achieving Goals

The Compensation Committee relied upon its judgment and familiarity with the Company’s business to set the business unit goals and the MBO funding goals. The Company described the degree of difficulty of achieving the 2006 business unit goals on page 43 of the 2007 Proxy Statement as it noted that the goals reflected revenue and profit contribution goals that exceeded industry growth projections. Similarly, the Company also noted on page 43 of the 2007 Proxy Statement that the MBO funding goals were difficult to achieve. Although the achievement of the 2006 business unit goals and the MBO funding goals required significant and sustained effort, the Compensation Committee expected that these goals would be achieved by the named executive officers, and, historically, these goals have been achieved at the target level of performance. The Company is, however, unable to provide disclosure similar to the disclosure it provided on page 46 of the 2007 Proxy Statement with respect to the

[10]	Id. at 684.
[11]	Id.
[12]	Id.
[13]

See In re Freedom of Information Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988); In re Freedom of Information Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).

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difficulty of achieving the three-year cumulative earnings per share goal for the performance shares. Because of the long-term nature of this goal and the value of the equity compensation tied to it, the Compensation Committee engaged its independent compensation consultant to perform an analysis of the likelihood of achieving the targeted performance share goal. The Compensation Committee did not perform this rigorous analysis for the MBO funding goals and did not engage its consultant to study the difficulty of achieving the MBO funding goals because of the short-term nature of the goals, the correlation of the goals with the Company’s outlook provided to investors, and the costs and difficulties of measuring the likelihood of achieving quarterly goals. In future filings, the CD&A will elaborate further on the factors considered by the Compensation Committee in setting any performance goals that are not disclosed and on the Compensation Committee’s assessment of the degree of difficulty.

Nonqualified Deferred Compensation, page 57

7.	Refer to the disclosure on page 57 that all investment gains and losses in a participant’s account under the Deferred Compensation Plan are entirely based upon the investment selections made by the participant. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Response: In addition to noting that the investment options under the Deferred Compensation Plan are the same as the investment options under our 401(k) Plan (as noted on page 57), in future filings we will (i) summarize the types of investment options available, (ii) state that the investment options are selected by the Company and (iii) note the frequency and manner in which investment options may be changed.

Potential Payments Upon Termination or Change of Control, page 58

8.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Also, discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response: The Company advises the Staff that our process for determining the appropriate payment and benefits levels to be provided in the event of a qualifying change in control termination are described in detail in the last paragraph on page 49 of the 2007 Proxy Statement. The Compensation Committee’s review includes consideration of the various multiples of the components based on information regarding multiples paid by other large corporations. With respect to the payments and benefits provided in the event of death, disability or retirement, we have a policy that applies equally to all of its employees based on our estimate of the appropriate level of protection and common market practice.

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Directors Compensation, page 67

9.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response: In future filings, we will clarify in the footnote to the “Stock Awards” and “Option Awards” columns of the Director Compensation Table that the amounts shown represent the grant date fair value of the awards computed in accordance with FAS 123R.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7254.

Sincerely,

/s/ Susan I. Permut
Susan I. Permut Senior Vice President and Deputy General Counsel